Filed pursuant to Rule 253(g)(2)

File No. 024-10795

SUPPLEMENT DATED MARCH 10, 2021

iConsumer Corp.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated June 10, 2020 (the “Offering Circular”) of iConsumer Corp. (the “Company”). The Offering Circular is available HERE.  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the Company’s intention to terminate the offering described in the Offering Circular and to announce the commencement of a new offering.

Offering termination date; Commencement of new offering

The Company intends to terminate the offering described in the Offering Circular at 11:59 PM Eastern time on March 10, 2021. Subscriptions in the offering will be accepted up to that date and time and processed as promptly as possible.

Starting at 12:01 AM Eastern time on March 11, 2021, all offers and sales by the Company of its Series A Non-Voting Preferred Stock will be made pursuant to the Company’s qualified offering statement (Commission File No. 024-11445) at a price of $0.25 per share. The offering statement is available HERE.